FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

RNS ANNOUNCEMENT

Abbey National plc ("Abbey")

13 July 2003

Abbey announces completion of its With Profits Funds Review

Abbey today confirmed that it has completed its review of the capital requirements and the ongoing management of the closed With Profits Funds of Scottish Provident (SP) and Scottish Mutual Assurance (SMA), which includes with profits business written by Abbey National Life.

Following the measures taken in light of the review, both with profits funds are calculated as being in balance on a realistic basis as at 31 May 2004. The company statutory solvency margins for SMA and SP were 170% and 250% respectively and substantial hedge protection is in place in the with profits funds against adverse market risk on guarantee liabilities.

The outcome of the review, which has been agreed with the FSA, encompassed the new Realistic Balance Sheet (RBS) reporting and capital requirements as well as the management of risk exposure to business written in the With Profits Funds.

Scope of the review

The work in relation to the RBS has been part of a wider internal review of the closed With Profits Funds, and has provided increased clarity on the financial position of the business and impacts on shareholders and policyholders.

Capital and profit impact

There is no incremental capital need or adverse charge to profits, over and above that which has been previously reported in Abbey's life businesses, as a result of this review. At the same time, the capital structure of the life businesses has been reorganised , allowing the contingent loans to be repaid. Significant unallocated capital remains at present in the businesses.

Abbey has made a substantial non-refundable contribution to the Scottish Mutual fund, funded out of past Life company provisions. Additionally, part of the capital being held by Abbey in its life companies, is being earmarked as part of the Risk-Based Capital (RBC) support required in the new regulatory environment to protect against the risk of future realistic deficits1.

Customers

As a result of the conclusion of the review, Abbey's customers will benefit from greater clarity on the management of the funds. Existing contractual guarantees on policies remain and the with profits funds are not presently applying any explicit future charges against policy values for guarantees. The Principles and Practices of Financial Management (PPFM) first published in April this year have been updated in light of the review and will be published by Abbey today.

Like most other life offices, Abbey had already adjusted terminal bonuses on its policies to partially or wholly reflect past market declines. For the vast majority of policyholders no further terminal bonus adjustments will be made as a result of the review2 .

The target asset mix of the with profits funds, excluding the hedge asset, is also being changed, increasing the equity component to 35%, which is broadly in line with industry averages. The prospect for future bonuses and Market Value Reductions (MVRs) remains subject to net investment performance and market trends. If positive returns are made on the with profits funds' investments, at present Abbey's goal for both traditional and unitised with profits will be to direct net investment returns towards increasing surrender values and terminal bonus levels and, where applicable, reducing MVRs, in priority to declaring annual bonuses. These practices will be kept under review and are subject to change in light of circumstances.

Today Abbey adjusted the MVRs applying on its with profits policies with just under half being improved and the remainder being held at previous levels.

SMA customers with Select With Profit Bond or With Profit Investment Bond can switch from the With Profits Fund into the Smoothed Investment or the Multi Manager funds. The switch will be subject to any MVR applying at that time, but no surrender penalty will apply to the switch.

This announcement is ahead of an analyst and investor briefing giving more detail on these matters and on the Life companies themselves to be held this morning at 10.30am at the offices of UBS, at 1 Finsbury Avenue, London EC2. A live audio feed of the meeting will start at 10:30am (London time), with a version of the presentation available on www.abbey.com from 10:00am. The dial-in number for this service is 0845 245 3471 or +44 (0) 1452 542 300 (from overseas). Additionally, a playback facility will be accessible from midday on 0845 245 5205 or +44 (0) 1452 550 000, requiring the pin number 1612349#. This facility will be available until close of business Friday 16 July 2004.

Ends

Investor Relations:
Jon Burgess,	Head of Investor Relations	020 7756 4182
Rohith Chandra-Rajan	Abbey Investor Relations	020 7756 4184
Israel Santos	Abbey Investor Relations	020 7756 4181
Media Contacts:
Christina Mills	Head of Media Relations	020 7756 4212

Notes

1.

Future realistic balance sheet deficits would be met in a number of different ways including management actions, which may include asset mix changes, changes to asset share and draw downs of risk-based capital. The likelihood of any substantial shortfall has been reduced by sophisticated hedging put in place since 2002 to cover the impact of market movements on customer guarantees.

2.	Moderate mid-year cuts will shortly be announced for Conventional With Profits policyholders in Scottish Mutual, representing around 7% of the total with profits customer base.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 14 July 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations